Exhibit 4.32

Summary of Private Contract for Investment in Transmission Assets, among Companhia Energética de Minas Gerais – Cemig, Cemig Geração e Transmissão S.A. e Trasmissora Aliança de Energia Elétrica S.A. dated May 17, 2012.

On May 17, 2012 Cemig and Cemig GT signed, with Cemig GT’s subsidiary Taesa, a contract referred to as the Transmission Assets Investment Contract, in the amount of R$ 1.732 billion (the amount is to be updated from December 31, 2011 to the date of conclusion of the transaction, and to be reduced by the amount of any dividends or Interest on Equity declared after December 31, 2011, whether paid or not), under which the total of the holdings directly or indirectly held by Cemig and/or Cemig GT (listed below) in the following electricity transmission companies will be transferred to Taesa, namely:

(i)	49.98% of EATE;

(ii)	19.09% of ECTE;

(iii)	49.99% of ENTE;

(iv)	49.99% of ERTE;

(v)	49.98% of ETEP;

(vi)	39.98% of STC	(indirect stockholding – EATE being holder of 80% of STC, Cemig being holder of 49.98% of EATE);

(vii)	49.98% of ESDE	(indirect stockholding through ETEP, Cemig being holder of 49.98% of ETEP);

(viii)	39.98% of Lumitrans	(indirect stockholding – EATE being holder of 80% of Lumitrans, Cemig being holder of 49.98% of EATE);

(ix)	19.09% of ETSE	(comprising indirect stockholding through ECTE, Cemig being holder of 19.09 of ECTE); and

(x)	74.49% of EBTE	(49% of EBTE being directly held by Cemig GT, the remainder being indirectly held through Cemig’s ownership of 49.98% of EATE, which owns 51% of EBTE);

– this group of companies being jointly referred to as “the TBE Group”.

Under the Contract signed by the parties, Taesa may not dispose of, assign or transfer its holding in the companies of the TBE Group for 120 months from the date of the actual transfer of the said holding, unless previously authorized by Cemig. During that period Taesa may dispose of, assign or transfer any stockholding in the companies of the TBE Group, in whole or in part, provided that it transfers to Cemig the positive difference between the amount for which such assets of the TBE Group were transferred to Taesa, and the amount obtained on such disposal, assignment or transfer, duly updated by the Selic rate published by the Brazilian Central Bank on the day of the disposal, assignment or transfer becoming effective.

Conclusion of the stockholding restructuring transaction and actual transfer of the assets listed above was made conditional upon certain conditions precedent, including the consent of the creditors of the TBE Group and approval of the transaction by Aneel.

On July 4, 2012 the Brazil monopolies authority, the Administrative Economic Defense Council (Conselho Administrativo de Defesa Econômica, or Cade), held a meeting to issue judgment on the transfer of these percentages of control of the concessions, and approved the transaction unanimously. This was published in the federal Official Gazette (Diário Oficial da União, or DOU) on July 10, 2012. On April 4, 2013, through Authorizing Resolution 4029, Aneel also approved the restructuring transaction. All the financing banks also approved the transaction, with the exception only of the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES) — it approval is expected in May 2013.